SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 31906; File No. 812-14475

ETF Series Solutions and AlphaClone, Inc.; Notice of Application

November 19, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A,

Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities

Exchange Act of 1934, and Sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure

Requirements"). The requested exemption would permit an investment adviser to hire and replace

certain sub-advisers without shareholder approval and grant relief from the Disclosure

Requirements as they relate to fees paid to the sub-advisers.

Applicants: ETF Series Solutions (the "Trust"), a Delaware statutory trust registered under the

Act as an open-end management investment company with multiple series, and AlphaClone, Inc.

(the "Initial Adviser"), a Delaware corporation registered as an investment adviser under the

Investment Advisers Act of 1940.

Filing Dates: The application was filed on May 28, 2015 and amended on September 25, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on December 14, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington,

DC 20549-1090. Applicants: ETF Series Solutions, 615 E. Michigan Street, Milwaukee, WI

53202, and AlphaClone, Inc., One Market Street, Steuart Tower, Suite 1208, San Francisco, CA

94105.

For Further Information Contact: Courtney S. Thornton, Senior Counsel, at (202) 551-6812, or

David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or for

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Summary of the Application:

     1.   The Initial Adviser is the investment adviser to the Trust's AlphaClone Small Cap

ETF, AlphaClone International ETF, AlphaClone Activist ETF, and AlphaClone Value ETF

(collectively, "Initial Funds") pursuant to an investment management agreement with the Trust

("Investment Management Agreement").[1] Under the terms of the Investment Management

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[1] Applicants request relief with respect to the Initial Funds, as well as to any future series of the Trust and any other existing or future registered open-end management investment company or series thereof that, in each case, is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with, the Initial Adviser or its successors (each, also an "Adviser"), uses the multi-manager structure described in the application, and complies with

Agreement, the Adviser, subject to the supervision of the board of trustees of the Trust ("Board"), provides continuous investment management of the assets of each Subadvised Fund. Consistent with the terms of the Investment Management Agreement, the Adviser may, subject to the approval of the Board, delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Fund to one or more Sub-Advisers.[2] The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Fund. The Adviser will evaluate, select, and recommend Sub-Advisers to manage the assets of a Subadvised Fund and will oversee, monitor and review the Sub-Advisers and their performance and recommend the removal or replacement of Sub-Advisers.

2. Applicants request an order to permit the Adviser, subject to the approval of the Board, to enter into investment sub-advisory agreements with the Sub-Advisers (each, a "Sub-Advisory Agreement") and materially amend such Sub-Advisory Agreements without obtaining the shareholder approval required under section 15(a) of the Act and rule 18f-2 under the Act.[3] Applicants also seek an exemption from the Disclosure Requirements to permit a Subadvised Fund

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the terms and conditions set forth in the application (each, a "Subadvised Fund"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. Future Subadvised Funds may be operated as a master-feeder structure pursuant to section 12(d)(1)(E) of the Act. In such a structure, certain series of the Trust (each, a "Feeder Fund") may invest substantially all of their assets in a Subadvised Fund (a "Master Fund") pursuant to section 12(d)(1)(E) of the Act. No Feeder Fund will engage any sub-advisers other than through approving the engagement of one or more of the Master Fund's sub-advisers.

[2] As used herein, a "Sub-Adviser" for a Subadvised Fund is (1) an indirect or direct "wholly owned subsidiary" (as such term is defined in the Act) of the Adviser for that Subadvised Fund, or (2) a sister company of the Adviser for that Subadvised Fund that is an indirect or direct "wholly-owned subsidiary" of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a "Wholly-Owned Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers"), or (3) not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Subadvised Fund, any Feeder Fund invested in a Master Fund, the Trust, or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to a Subadvised Fund ("Non-Affiliated Sub-Advisers").

[3] The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in section 2(a)(3) of the Act, of the Subadvised Fund, of any Feeder Fund, or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Funds ("Affiliated Sub-Adviser").

to disclose (as both a dollar amount and a percentage of the Subadvised Fund's net assets): (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Adviser; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, Aggregate Fee Disclosure") .4

      3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Such terms and conditions provide for, among other safeguards, appropriate disclosure to Subadvised Funds' shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Subadvised Funds' shareholders.

      4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the application, the Investment Management Agreements will remain subject to shareholder approval, while the role of the Sub-Advisers is substantially equivalent to that of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary delays and expenses on the Subadvised Funds. Applicants believe that the requested relief from the Disclosure Requirements meets this standard because it

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4 For any Subadvised Fund that is a Master Fund, the relief would also permit any Feeder Fund invested in that Master Fund to disclose Aggregate Fee Disclosure.

will improve the Adviser's ability to negotiate fees paid to the Sub-Advisers that are more advantageous for the Subadvised Funds.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary